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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            (Amendment No.   10 )*

                            Publix Super Markets, Inc.
                 ---------------------------------------------
                               (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
              ----------------------------------------------------
                        (Title of Class of Securities)


                                     None
                                 -----------
                                (CUSIP Number)

Tina P. Johnson, 1936 George Jenkins, Blvd., Lakeland, FL 33815  (941)688-1188
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  12/31/99
              -------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 4


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                                   SCHEDULE 13D

CUSIP No.    None                                              Page 2 of 4 Pages
          ----------                                                --   --


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Howard M. Jenkins   ###-##-####

2        Check the Appropriate Box if A Member of a Group*

                                                                        (a) ---

                                                                        (b) ---
3        SEC Use Only

4        Source of Funds*

         00

5 Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         N/A

6        Citizenship or Place of Organization

         United States

Number of
Shares                        7     Sole Voting Power              8,180,619
Beneficially
Owned By                      8     Shared Voting Power            4,175,125
Each
Reporting                     9     Sole Dispositive Power         8,180,619
Person
With                          10    Shared Dispositive Power       4,175,125

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         12,355,744

12       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

         N/A

13       Percent of Class Represented by Amount in Row 11

         5.72%

14       Type of Reporting Person*

         IN


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Continuation of Schedule 13D                                  Page 3 of 4 Pages
-------------------------------------------------------------------------------

This statement is the tenth amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on August 7, 1987 (the "Initial Statement") by Howard M. Jenkins, with respect to the common stock, par value $1.00 per share (the "Common Stock").

The undersigned hereby amends Items 4 and 5 to read as follows.

Item 4.  Purpose of Transaction
-------------------------------

The changes in beneficial ownership since the filing of the last amendment are the result of 29,141 shares gifted on December 23, 1999 from Howard M. Jenkins, 110 shares received by the minor children of Howard M. Jenkin's and the sale of 740,907 shares from the H.J. Properties Limited Partnership.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

1.   Howard M. Jenkins
           (a) 12,355,744 shares of common stock, approximately 5.72% of the outstanding common stock.

           (b) Sole power to vote and sole power to dispose of 2,233,565 shares (owned by Mr. Jenkins individually and held directly); sole power to vote and sole power to dispose of 5,784,341 shares (owned by H.J. Properties L.P.); sole power to vote and sole power to dispose of 610 shares (owned by Mr. Jenkin's minor children with him as custodian); sole power to vote and sole power to dispose of 113,289 shares (owned by the Barnett Children's Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 17,762 shares (owned by the Wesley Robinson Barnett Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 31,052 shares (owned by the Nicholas Jenkins Barnett Trust, Howard Jenkins as Trustee); shared power to vote and shared power to dispose of 4,175,125 shares (owned by Meralex L.P.).

                  Mr. Jenkins is shown as having shared voting and shared dispositive power for the 4,175,125 shares held in the Meralex Limited Partnership. The General Partner of the Partnership, with control over voting and disposition of shares, is Jenkins-Baldwin Corporation, a Delaware corporation, with a principal address of Suite 800, East Tower 5001, Spring Valley Road, Dallas, Texas, 75244-3942. Mr. Jenkins, Benjamin West, James Howard and George Patterson are the stockholders of the Jenkins-Baldwin Corporation.

                  Mr. Jenkins is also shown as having sole voting and sole dispositive power for 5,784,341 shares held in H.J. Properties Limited Partnership. The General Partner of the Partnership is PAST, a Delaware corporation, with a principal address of 380 Overbrook, Houston, Texas, 77027.
                  Mr. Jenkins holds 100% interest of PAST.

           (c)    See item 4 above.


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Continuation of Schedule 13D                                  Page 4 of 4 Pages
-------------------------------------------------------------------------------



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      /s/ Howard M. Jenkins
                                                     ----------------------
                                                     Howard M. Jenkins

Date:  February 11, 2000